02035868

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No √

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a copy of a press release dated May 15, 2002, relating to the Company's announcement of the results of its operations for the first quarter of 2002.

Hanaro Telecom, Inc.

FOR IMMEDIATE RELEASE

Contacts: Hanaro Telecom, Inc.
Kyu June Hwang, Investor Relations
822-6266-2380
kyujune@hanaro.com
- or -
Taylor Rafferty, New York
Brian Rafferty
1-212-889-4350
Taylor Rafferty, London
Alex Jones
44-20-7936-0400
hanaro@taylor-rafferty.com

HANARO TELECOM ANNOUNCES STRONG 2002 FIRST QUARTER RESULTS

Seoul, South Korea - May 15, 2002 - Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the first quarter ended March 31, 2002. The results are unaudited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

1Q02 Highlights

- EBITDA rose 35.1% in 1Q02 to KRW 74.2 billion (US$ 55.9 million*) from KRW 55.0 billion in 4Q01.
- Revenues improved 11.6% to KRW 271.1 billion (US$ 204.4 million) in 1Q02 from KRW 243.0 billion in 4Q01.
- Operating costs increased slightly by 4.8% to KRW 290.4 billion (US$ 219.0 million) in 1Q02 from KRW 277.0 billion in 4Q01.
- Total number of broadband subscribers increased 18.6% from 4Q01 and 90.0% from 1Q01 to 2,425,363 in 1Q02.

** Income Statement figures have been converted for reader convenience at the exchange rate of US$1 = KRW 1,326.4, which is the "Korea Exchange Bank closing standard rate" on March 31, 2002.*

Hanaro's Chief Financial Officer, Mr. Taek Min Kwon, commented, "During this quarter, Hanaro made considerable strides towards achieving profitability and enhanced value for our shareholders. Our stringent adherence to controlled expenditure and sustained growth assisted in reducing our previous quarter's operating loss by half, and securing the anticipated financing requirements for the year. Hanaro's continuous customer-focused strategy resulted in record broadband subscriber net additions, with our service superiority again underscored by retaining the leading position in a nationally recognized survey for high-speed Internet service and customer satisfaction, and further extending our bundled product offering."


EBITDA
(Unit: KRW billion)
80
60
40
20
36
24
42
55
74
1Q01
2Q01
3Q01
4Q01
1Q02


Operating Loss to Revenue
1Q01
2Q01
3Q01
4Q01
1Q02
0%
-10%
-20%
-30%
-40%
-22.5%
-27.1%
-18.4%
-14.0%
-7.1%

Operational Highlights and Review

Record Subscriber Growth (See Table 1)

The total broadband subscriber base at the end of 1Q02 was 2,425,363, an increase of 18.6% from 2,045,196 at the end of 4Q01.

At 1Q02, the proportion of subscribers for ADSL Pro (up to 8 Mbps), Mid (up to 3 Mbps) and Lite (up to 1 Mbps) was 10.0%, 3.3% and 86.7%, respectively.

Hanaro secured a record high net addition of 380,167 broadband subscribers in 1Q02. Of the net addition, by broadband access service category, ADSL, cable modem, and LMDS each recorded 131,786, 243,169, and 5,185 subscribers respectively.

Hanaro's target is to achieve a net addition of approximately 1 million subscribers in 2002.

Table 1: Number of Subscribers

1. Broadband

Products	April 2002	1Q02	4Q01	3Q01
ADSL	1,187,425	1,146,465	1,014,679	920,322
CATV	1,319,432	1,243,769	1,000,600	870,441
LMDS	36,425	35,102	29,917	26,798
Wireless LAN	237	27	-	-
Total	**2,543,519**	**2,425,363**	**2,045,196**	**1,817,561**

2. Voice

Products	April 2002	1Q02	4Q01	3Q01
Residential	553,024	531,548	457,199	409,784
Corporate	289,552	276,946	245,373	213,869
Total	**842,576**	**808,494**	**702,572**	**623,653**

3. Leased Lines

Products	April 2002	1Q02	4Q01	3Q01
Leased line	2,097	2,070	1,833	1,387
Internet dedicated	3,383	2,961	1,383	783
Total	**5,480**	**5,031**	**3,216**	**2,170**

Brand Recognition Reinforced

For the second consecutive year, Hanaro won first place in the high-speed Internet service category of the National Customer Satisfaction Index's (NCSI) April 2002 survey, once again highlighting the Company's strong brand image and reputation of excellence.

The NCSI survey is conducted by the University of Michigan in the U.S., the Korea Productivity Center, a quasi-government organization, and Chosun Daily Newspaper. The survey evaluates the degree of customer satisfaction of products or services utilizing an evaluation model co-developed by the Korea Productivity Center and the National Quality Research Center of the University of Michigan.

The high-speed Internet service category was only included in the survey from 2001, with Hanaro earning the leading position both years.

VoIP Services Expands Bundled Product Offering

In April, Hanaro launched its VoIP service bundled with cable modem-based broadband access services under the name *HanaFos cable + voice*. Having offered bundled services to ADSL subscribers residing in large apartment complexes, the Company broadened its bundled product offering to cable modem-based subscribers through this new product.

The voice service launched as part of the bundled offering is a VoIP-based local telephony service, which is distinguishable from ordinary VoIP services. The ordinary VoIP service only offers a half function of voice service without the incoming call receiving function, and requires the computer to be on for use. In contrast, the Company's new VoIP service has overcome these shortcomings by assigning a local telephone number to each user.

Hanaro currently offers the service only in several selected areas, but plans to expand the coverage from July 2002.

Hanaro Dream Corporation Established

In April, Hanaro and Dreamline, an affiliated company of Hanaro, established Hanaro Dream Corporation by combining the Internet portal sites of the two companies, Hananet of Hanaro and DreamX.net of Dreamline. With three business divisions of engineering, e-business, and portal, Hanaro Dream plans to concentrate on paid content services, e-commerce and cyber education, and portal by operating *Hanafos.com*, which is scheduled to open in early July.

Capital Expenditure

Table 2: Capital Expenditures

(Unit: KRW billion)

	2000	2001	2002	
			1Q02	2002(E)
Backbone	551.8	200.2	36.0	149.7
Last-mile	1,029.3	348.9	64.2	205.3
FTTC/FTTO	743.2	229.3	49.2	139.5
HFC	246.0	115.4	13.9	56.1
LMDS	40.1	4.2	0.1	4.9
Wireless LAN			1.0	4.8
Internet Related	138.4	12.8	0.9	11.9
Others	55.4	40.9	5.2	86.2
Total	**1,774.9**	**602.8**	**106.3**	**453.1**

Although the net subscriber addition in 1Q02 marked a record high, CAPEX for the last-mile decreased to KRW 64.2 billion, down 38.3% compared to the previous quarter, achieved by optimizing the existing last-mile infrastructure. CAPEX for backbone slightly increased to KRW 36.0 billion, attributable to the investment in international and domestic leased lines. However, as CAPEX for the last-mile substantially decreased, the overall CAPEX for the quarter reduced to KRW 106.3 billion, down 28.7% compared with KRW 149.1 billion in 4Q01.

As previously announced, CAPEX for 2002 is expected to be significantly reduced to KRW 453.1 billion. Hanaro was able to reduce CAPEX significantly by maximizing the Company's existing fiber-optic backbone network while retaining service quality.

Funding Activities

Financing activities expected to be required for the 2002 year have been completed. Details of these long term borrowing activities are as follows:

- Warrants exercised : KRW 76.6 billion (completed)
- Public offering of corporate bonds : KRW 200.0 billion (completed)
- Euro Bonds with Warrants : KRW 132.1 billion (completed)
- Asset Backed Loans : KRW 200.0 billion (completed)
- Floating Rate Notes : KRW 100.0 billion (completed)
- Local bank borrowings : KRW 50.0 billion (May)
- Information Promotion Fund : KRW 37.2 billion (commitment made on March 11 2002, with drawdown planned in May)
- Vendor Financing : KRW 60.0 billion (previously committed. Currently in talks for an additional KRW 30.0 billion)
- Total : KRW 855.9 billion

<u>2002 First Quarter vs. 2001 Fourth Quarter Financial Results</u>

Revenues (See Table 3: Revenue Breakdown)

Revenues in 1Q02 totaled KRW 271.1 billion, up 11.6% from KRW 243.0 billion in 4Q01. During the first quarter, the Company earned 73.6% of its total revenue from broadband access service.

The following represents the breakdown of revenues by service category.

Table 3: Revenues breakdown

(Unit: KRW billion)

Major Service	Product	1Q02	(% of Revs)	4Q01	(% of Revs)	2001	(% of Revs)
Broadband Access Service	ADSL, cable modem & LMDS	199.5	73.6%	179.5	73.9%	614.8	74.5%
Telephony Service[Note1]	Local call and Interconnection	45.4	16.8	33.9	13.9%	113.1	13.7%
Leased Line Service	Leased line service and Internet Direct	13.1	4.8	16.7	6.9%	38.1	4.6%
Internet related	IDC and contents	7.9	2.9	7.0	2.9%	21.9	2.7%
Others	Bundled products such as PC	5.2	1.9	5.8	2.4%	37.5	4.5%
Total		271.1	100.0	243.0	100%	825.4	100%

Note 1: Telephony service = Telephony revenue + International Telephony + PABX + ISDN + Interconnection & others

In 1Q02, revenues from **Broadband Access Service** increased 11.1% to KRW 199.5 billion, from KRW 179.5 billion in 4Q01. This was mainly attributable to the increase of broadband subscribers in general and the increase in the percentage of subscribers for ADSL bundled with voice service.

Revenues from **Telephony Services**, accounting for 16.8% of the total revenues, increased by 33.9% to KRW 45.4 billion in 1Q02, from KRW 33.9 billion in 4Q01. The increase was primarily associated with the increase of subscribers.

Revenues from **Leased Line Services** (including Internet dedicated lines), which comprised 4.8% of the total revenues, fell 21.7% to KRW 13.1 billion. The decrease is mainly due to the accounting treatment of two items. First, KRW 2.7 billion from the sale of international leased line (Indefeasible Right of Use or IRU) was previously accounted for as leased line revenues in 4Q01. Second, the KRW 2.0 billion revenue from the newly-launched 'Highban,' a new internet dedicated product, was included in the broadband revenue in 1Q02 rather than leased line services.

Revenues from **Internet related businesses**, accounting for 2.9% of the total revenues, rose by 12.2% to KRW 7.9 billion from KRW 7.0 billion from 4Q01. Of the KRW 7.8 billion, KRW 4.7 billion was generated from the Internet Data Center.

Revenues from **Others**, accounting for 1.9% of the total revenues, decreased by 10.0% to KRW 5.2 billion from KRW 5.8 billion in 4Q01. This resulted from a decrease in the net addition of PC bundled products subscribers.

Operating Costs

Total operating costs were KRW 290.4 billion, including depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses and interconnection fees, wages and salaries, and advertising.

Depreciation and amortization in 1Q02 increased to KRW 93.6 billion, up 5.2%, compared to KRW 89.0 billion in 4Q01.

Commissions in 1Q02 totaled KRW 75.5 billion, up 12.9% from KRW 66.9 billion in 4Q01. The main reason for this increase in commissions was due to a rise in the number of subscribers. Commissions include commissions for sales, installation, customer care such as troubleshooting, as well as commissions associated with subscriber retention.

Wages and Salaries amounted to KRW 18.8 billion in 1Q02, up 29.4% from KRW 14.5 billion in 4Q01. The sizable increase is mainly due to the one-time special bonus paid as well as the annual salary increase in April and the subsequent accounting of retroactive payment back to January 2002.

Telecommunications equipment lease expense and interconnection fees consist of KRW 35.2 billion of telecommunications equipment expenses and KRW 22.6 billion of interconnection fees in 1Q02. Telecommunications equipment lease expenses amounted to KRW 35.2 billion, up 14.5 % from KRW 30.7 billion in 4Q01. In addition, the Company paid KRW 22.6 billion, up 1.9% compared to 4Q01 for interconnection fees, due to the increase of subscribers using telephony services. Attributable to decrease, approximately 15%, in land-to-mobile ("LM") interconnection fee, our interconnection fee in total increased only 1.9% despite the increase in traffic. The Company estimates cost reduction resulted from the decrease in LM interconnection fees to be approximately KRW 3.8 billion.

Advertising expenses totaled KRW 7.3 billion, up 2.2% from KRW 7.1 billion in 4Q01, in-line with the Company's ongoing promotional campaigns.

Inventories sales cost for PCs and LAN Cards amounted to KRW 7.7 billion, down 37.9% from KRW 12.4 billion in 4Q01. This is partly due to a decrease in the net addition of PC Plus subscribers and partly due to the accounting of KRW 2.7 billion from the sale of IRU as inventories sales cost in 4Q01.

Repairs and maintenance expense was KRW 12.1 billion, down 20.8% from KRW 15.3 billion in 4Q01. Repairs and maintenance expense include telecommunications facilities maintenance costs and costs for system upgrading/revamping. In 1Q02, the telecommunications facilities maintenance cost decreased to KRW 8.6 billion from KRW 11.1 billion in 4Q01, and the costs for system upgrading/revamping decreased to KRW 3.5 billion from KRW 4.2 billion in 4Q01.

Operating Profit (Loss)

Operating Loss for 1Q02 decreased significantly to KRW 19.3 billion, down 43.2% from KRW 34.0 billion in 4Q01. EBITDA in the 1Q02 increased considerably to KRW 74.2 billion from KRW 55.0 billion in 4Q01, continuing the strong trend of positive EBITDA set in 1Q01.

Non-Operating Income (Expenses)

In the non-operating sector, the Company recorded a net loss amounting to KRW 29.4 billion, a slight increase of 29.5% from KRW 22.7 billion in 4Q01. Interest income amounted to KRW 5.3 billion and interest expense was KRW 29.5 billion.

Net Losses before Income Taxes

Net losses before income taxes were KRW 48.7 billion in 1Q02, compared to KRW 56.7 billion in 4Q01.

Basic Net Loss Per Share and Diluted Net Loss Per Share

Basic net loss per share was KRW 184 in 1Q02, compared to KRW 215 for 4Q01. Diluted net loss per share was the same as the basic net loss per share since there was no share issuance during the fourth quarter.

The statements included above and elsewhere in this news release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Hanaro Telecom cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the US Securities and Exchange Commission, including Hanaro Telecom's Annual Report on Form 20-F for the year ended December 31, 2000, for additional factors that should be considered before investing in Hanaro Telecom's securities.

Company Information

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng

Corporate Headquarters
23rd Floor Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728.

###

(Tables to follow)

Hanaro Telecom, Inc.

Hanaro Telecom, Inc.

NON-CONSOLIDATED INCOME STATEMENT UNDER KOREAN-GAAP (UNAUDITED)

As of March 31, 2002 and March 31, 2000 and For the Three Months Ended December 31
(In Millions of KRW and Thousands of USD)

	1Q 2002		4Q 2001	1Q 2001	Q on Q
	USD	KRW	KRW	KRW	%
Revenues:	204,385	271,096	242,965	176,763	11.6%
Broadband Access Services	150,399	199,489	179,519	130,121	11.1%
Telephony Services (Note 2)	34,253	45,433	33,923	24,231	33.9%
Leased Line Services	9,871	13,093	16,716	5,832	(21.7)%
Internet including IDC	5,917	7,848	6,993	4,308	12.2%
Others	3,945	5,233	5,814	12,271	(10.0)%
Operating Costs:	218,955	290,422	276,989	216,669	4.8%
Depreciation & Amortization	70,540	93,564	88,974	75,721	5.2%
Commissions (Note 3)	56,921	75,500	66,875	50,656	12.9%
Telecom equipment lease expenses and Interconnection fees	43,617	57,853	52,958	35,075	9.2%
Wages & Salaries (Note 4)	14,177	18,805	14,531	13,116	29.4%
Inventory sales cost (Note5)	5,821	7,721	12,430	12,575	(37.9)%
Repairs and maintenance expense	9,116	12,092	15,276	10,352	(20.8)%
Advertising	5,520	7,322	7,163	4,425	2.2%
Other employee benefits	2,650	3,515	3,422	3,199	2.7%
R&D expenses	716	950	2,055	1,765	(53.8)%
Others	9,876	13,100	13,305	9,765	(1.5)%
Operating Profit(Loss)	(14,570)	(19,326)	(34,024)	(39,906)	(43.2)%
Other income(expenses):					
Interest income	4,023	5,336	6,277	8,336	(15.0)%
Interest expense	22,263	29,530	28,275	25,162	4.4%
Others	(3,916)	(5,194)	(667)	(5,242)	656.0%
	(22,156)	(29,388)	(22,685)	(22,068)	29.5%
Income/(Loss) before Income Tax	(36,726)	(48,714)	(56,709)	(61,974)	(14.1)%
Income Tax (Expenses)/benefit	-	-	-	-	-
Net Income/(Loss)	(36,726)	(48,714)	(56,709)	(61,974)	(14.1)%
Diluted earnings/(Loss) per ordinary share	(139)	(184)	(215)	(235)	(14.3)%
Diluted earnings/(Loss) per ADR(Note 6)	(139)	(184)	(215)	(235)	(14.3)%
Shares outstanding(1,000 shares)	279,323	279,323	264,000	264,000	

(Note 1) : US Dollar translation rate: KRW 1,326.4 to 1 US Dollar which are "Korea Exchange Bank closing standard rate" on March 31, 2002.

(Note 2) : Telephony revenues = Telephony + PABX + ISDN (including VoIP N/W service) + Interconnection and others

(Note 3) : Commissions include sales commission, installation commissions, trouble shooting commissions & commissions paid to subsidiaries such as call center (Hanaro Customer Service, Inc.).

(Note 4) : Wages & salaries includes severance and retirement benefits.

(Note 5) : Inventory sales cost includes sales cost for PC which has been sold as bundled products.

(Note 6) : 1 ADR stands for 1 common share.

Hanaro Telecom, Inc.

Hanaro Telecom, Inc

NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (UNAUDITED)

As of March 31, 2002 and March 31, 2001 and For the Three Months Ended December 31, 2001

(In Millions of KRW and In Thousands of USD)

	1Q 2002		4Q 2001	Q on Q	1Q 2001
	USD	KRW	KRW	%	KRW
ASSETS					
Current Assets:					
Cash and cash equivalents	138,525	183,740	274,537	(33.1)%	253,905
Short-term financial instruments	139,324	184,800	105,800	74.7%	220,653
Other Investments (Note 2)	42,750	56,703	50,586	12.1%	37,544
Trade accounts receivable,net of allowance for doubtful accounts of KRW 3,358 Mil.	114,132	151,385	130,677	15.8%	84,343
Short-term loans, net	8,055	10,684	10,702	(0.2)%	778
Other accounts receivables,net	5,756	7,635	5,944	28.4%	2,310
Accrued interest	2,633	3,493	3,137	11.3%	7,314
Advance payment	293	389	2,586	(85.0)%	13,113
Prepaid expenses	22,962	30,457	30,797	(1.1)%	33,230
Prepaid tax	510	677	11,185	(93.9)%	17,215
Others	9,973	13,228	16,821	(21.4)%	26,338
Total current assets	484,915	643,191	642,772	0.1%	706,743
Investment securities	76,301	101,205	101,748	(0.5)%	49,791
Restricted deposits	31,417	41,671	1,140	3555.4%	27,677
Long-term loans,net	10,603	14,064	13,637	3.1%	21,891
Refundable deposits	47,579	63,109	65,959	(4.3)%	62,628
Long-term prepaid expenses	12,609	16,725	20,951	(20.2)%	26,021
Property, plant & equipment,net	2,042,511	2,709,187	2,718,361	(0.3)%	2,497,458
Intangible assets	30,212	40,073	16,124	148.5%	16,739
Others	-	-	-	-	846
Total Assets	2,736,147	3,629,225	3,580,692	1.4%	3,409,794
LIABILITIES & SHAREHOLDERS' EQUITY					
Current Liabilities					
Accounts payable	260,595	345,653	442,029	(21.8)%	501,756
Short-term loans	41,466	55,000	55,000	0.0%	75,000
Current portion of long-term debt	319,116	423,278	249,410	69.7%	119,027
Accrued expenses	21,535	28,564	30,658	(6.8)%	17,525
Others	93,582	124,127	127,719	(2.8)%	7,935
Total current liabilities	736,294	976,620	904,816	7.9%	721,243
Debentures,net of discount of KRW 13,411 Mil.	608,576	807,215	814,189	(0.9)%	912,573
Long-term borrowings	236,308	313,439	353,663	(11.4)%	101,640
Accrued severance benefits,net	12,448	16,511	15,315	7.8%	10,710
Long-term obligations under capital leases	37,912	50,287	57,507	(12.6)%	54,549
Others	4,116	5,459	5,873	(7.0)%	-
Total Liabilities	1,635,654	2,169,531	2,151,363	0.8%	1,800,715
Shareholders' Equity					
Common Stock (Note 3)	1,052,935	1,396,613	1,320,000	5.8%	1,320,000
Capital in excess of par value	522,327	692,815	693,205	(0.1)%	693,205
Retained earnings-unappropriated	(478,597)	(634,811)	(586,097)	8.3%	(403,958)
Compensation expense incurred in connection with stock options	3,828	5,077	2,221		(168)
Total shareholders' Equity	1,100,493	1,459,694	1,429,329	2.1%	1,609,079
Total Liabilities & Shareholders' Equity	2,736,147	3,629,225	3,580,692	1.4%	3,409,794

(Note 1) : US Dollar translation rate: KRW 1,326.4 to 1 US Dollar which are "Korea Exchange Bank closing standard rate" on March 31, 2002

(Note 2) : It refers to beneficial certificates.

(Note 3) : KRW 5,000 par value: authorized 480,328,800 shares; issued and outstanding 279,322,680 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: May 15, 2002

By: Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director